March 27, 2009


Dear Shareholders:

On behalf of the Board of Directors, we would like to thank all of you who were able to attend the annual shareholder meeting on February 25, 2009. As we discussed during the meeting, the severely depressed economic conditions and the unprecedented downturn in the residential real estate market have continued in 2008 and resulted in a significant lack of liquidity in the credit markets. This has led to increasing unemployment, further declines in real estate prices and a continued and marked erosion in consumer confidence. Historically our economy has been powered by two main engines: business spending and consumer spending. We are now in an unprecedented time when both are at historic lows. That said, the Board has and will continue to take actions to defend the value of our portfolio by:

     o Implementing strategies specific and optimized for each portfolio property, including conversion to rental, mixed for sale and rental, and sale by auction.
     o Restructuring our operations to ensure that we have the right skills in place to deal with the challenges of the current market and the needs of each portfolio property, including hiring specific, on-site property managers and outsourcing loan servicing and asset management operations to professionals with a proven track record and a hands-on approach, and
     o Reducing operational costs wherever possible and advisable, including closing our Palo Alto office, eliminating all full time employees and renegotiating a wide variety of contracted services (legal, accounting and insurance).

For those of you who were unable to attend the shareholder meeting, we would like to highlight the issues we are facing and the actions we have taken during these difficult times:

Rental Market

The rental market has remained relatively robust. This increase in demand for rental units is the result of far fewer people able to qualify for mortgages, many individuals that are newly displaced due to foreclosures and numerous qualified buyers sitting on the sidelines waiting for further price decreases and lower interest rates. The conversions of some of our condo investments to rental properties have been successful and provide current cash flow to defray some of our holding costs. Where possible, the Board has taken action to position these properties such that they will have the potential to realize higher values when the market improves. Our options for future exit include sale of these rental properties to investors interested in continued rental operations and the associated immediate cash flow; or, our conversion of a particular property back to condos offered for sale.


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2008 Portfolio Activity

We are addressing the challenges of today's market conditions by creating individual strategies for each of the properties that we either own or over which we have assumed control. The status of these investments is as follows:

     o We achieved the returns we had projected for our projects in Redwood City and Tahoe.
     o We completed Cummings Park, a mixed use residential and retail condominium project in East Palo Alto adjacent to Best Buy and Ikea. We successfully marketed and sold 24 of 30 residential condominiums via auction. We chose to retain and lease the retail units as we feel the area has solid potential for recovery and appreciation over time.
     o We recaptured 65% of our original investment in Livermore Village by negotiating a sale to the City of Livermore. This project had been completely impaired in December 2007 as a result of the depressed market and the inability of our development partner to obtain construction financing.
     o We completed 3 "For Sale" projects over which we had assumed control. These were then converted to Rental Projects based on the local market conditions.
     o We substantially completed the funding and construction of all remaining investments.
     o Our last high-end single family home in Tiburon was under contract but fell out of escrow in October when the stock market dropped dramatically. We continue to actively market this very attractive property that is located in this highly desirable area.
     o We continue to deploy a modest portion of the portfolio in monthly-installment-paying, deeds of trust to provide a portion of the cash flow needed for operations. With few exceptions, these trust deeds have performed well and provide a stable return.

The Restructuring Plan - While no one anticipated the extent or severity of the market downturn, the Board felt a level of market uncertainty arising in the later part of 2006 which required a more defensive investment posture. As a result, we ceased all new project loans by the end of 2006. These decisions led to shifting our focus away from pursuing new investments to reorganizing to complete and manage our existing investments. As a result, we reevaluated the skill set and cost structure that would be necessary to deal with realities of the market downturn. To that end, the Board implemented a significant restructuring of operations:

     o The BellaVista office in Palo Alto and all direct employees were terminated.
     o    Board Chair, Bill Offenberg, assumed the additional role of CEO.
     o Board Director, Jeff Black, assumed the added responsibilities of the CFO.
     o Asset management and loan servicing were outsourced to Cupertino Capital, a company with extensive hands-on experience in property management, development, and private lending-- all skills that the Board determined as critical to successfully managing our portfolio going forward. In this capacity Cupertino Capital reports directly to


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          Bill  Offenberg  with active  direction  and  oversight  from the full
          Board.

The Board believes that this restructuring better positions the Company to deal with the harsh realities of the current market by bringing the correct skill set to bear on the challenges facing our portfolio. In addition, this restructuring has substantially reduced our operating costs with:

     o Outsourcing to Cupertino Capital at a very cost-effective rate of less than 1% of NRV
     o The cost of the operational responsibilities assumed by Bill Offenberg being billed on as needed basis as opposed to a full time position with benefits and overhead.
     o Cupertino Capital providing office space and complete infrastructure and support in their management fee as noted above.

Our Focus in 2009

In 2009 we are focused on protecting the value of the properties in the portfolio and appropriately positioning the portfolio for a future market recovery. All of this is integral to the orderly liquidation of the assets in the portfolio. We believe that it will take 2 to 4 years to sell the properties that are currently in the portfolio. This will require ongoing management and funding of their operations over this time period. Managing and prioritizing the use of our available capital is important in order to achieve our goal of preserving value. The Board has concluded that capital should be prioritized as follows:

     1.   Fund operation of the properties in portfolio
     2.   Fund operation of the company
     3.   Service and payoff our debt
     4. Fund the shareholder liquidity program which is clearly a key focus but must come after maintaining the operation of the properties and the company.

Key elements in managing our liquidity include the sale of selected portfolio assets as well as borrowing as needed to provide the liquidity necessary between asset sales to fund operations.

Shareholder Liquidity Program

Three years ago under very different market conditions, our goal was to implement a Shareholder Liquidity Program in 2009. In spite of our due diligence in making investments, our attempts to anticipate market changes and our cost cutting and restructuring efforts, the mortgage meltdown and real estate market collapse have proven very challenging. We are very disappointed that we must delay the program until there is sufficient liquidity to support it. Please know that the liquidity program is a priority for the Board. Our first priority, however, must be to fund operations of the Company and the properties in the portfolio and service and payoff our debt.

Also, as we have indicated above, we will continue with our plan for an orderly liquidation of the assets in the portfolio. In the interim, we will continue to employ various strategies to manage our liquidity:

     o Maintaining a modest portion of the portfolio in current paying term deeds of trust for income to operate the company
     o    Making short term borrowings on selected portfolio assets
     o Converting some projects to rentals to offset a portion of the portfolio property carrying costs.

Taken as a whole, at some future point, as selected assets are sold and the market recovers, this should allow us to generate the liquidity necessary to begin to fund the Shareholder Liquidity Program.

We recognize the significant decrease in portfolio value during what is the most severe real estate downturn since the Depression. Please know that all board members have been shareholders for many years and, like you, purchased shares from the company at $10. We will continue to act decisively, assume added responsibilities as needed, and take timely actions in the best interests of the company and its shareholders. We pledge our continued efforts on behalf of BellaVista Capital and each and every one of you.

Please feel free to contact the BellaVista office at 408-354-9777. Or, you may contact Patti Wolf, our Director in charge of shareholder communications, at 480-563-3351 if you have any questions or if you would like a copy of the presentation that was made during the shareholders meeting. You may also obtain a copy by logging on the EDGAR website (www.sec.gov) and navigating to BellaVista Capital's filings.

Sincerely,

/s/ WILLIAM E. OFFENBERG

William E. Offenberg
Chairman
Board of Directors